         Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2006
(millions)
Operating Revenue	$8,492

Operating Expenses	7,538

Income from operations	954

Other income	34

Interest and related charges	264

Income before income taxes	724

Income taxes	356

Income from continuing operations	368

Cumulative effect of change in accounting principle (net of income taxes of $1)	(2)

Net income	$366